Uranium Star Corp. (formerly Yukon Resources Corp.)
Common Shares
91702P104
December 31, 2006


CUSIP 91702P104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 6,000,000

6. n/a

7. 6,000,000

8. n/a

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) Uranium Star Corp
(b) 901-141 Adelaide Street West
    Toronto, ON
    M5H 3L5
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 91702P104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 6,000,000
    (ii) n/a
    (iii) 6,000,000
    (iv) n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2007
Neal Nenadovic
Chief Financial Officer